United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

The conversion referred to in this notice comes within certain exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The new Aracruz common shares that will be issued to holders of the Company's preferred shares if the conversion is approved have not yet been registered with the U.S. Securities and Exchange Commission. No offers of securities or offers to buy securities may, or will, be made by the Company absent registration or an exemption from registration. The conversion referred to in this notice is being conducted pursuant to the Brazilian Corporation Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States.

Summary of the resolutions unanimously approved by the Extraordinary General Shareholders Meeting of Aracruz Celulose S.A. held on July 30, 2009 at 10 am Brazil Time, with the presence of shareholders representing more than 2/3 of the Company’s voting capital:

I.	Reversion of the Decision that voted for the conversion of all preferred shares issued by Aracruz into Common shares.

I.i.	The Chairman of the Meeting informed that (a) because quorum for a valid deliberation was not obtained, the two consecutive Special Meetings of Aracruz's Preferred Class “A” Shareholders scheduled for May 30 and July 10, 2009 were not convened, (b) also because quorum for a valid deliberation was not obtained, the Special Meeting of Aracruz's Preferred Class “B” Shareholders scheduled for May 30, 2009 was not convened and that (c) although convened in a second call, with the attendance of shareholders representing 37.39% of the relevant class, the Special Meeting of Aracruz's Preferred Class “B” Shareholders scheduled for July 10, 2009 did not vote the conversion of all Aracruz Preferred Class “B” shares into common shares because there was no sufficient quorum for taking the decision set forth in the Agenda, despite the fact that the majority of the shareholders present (73.40%) held instructions to vote in favor of the proposed conversion.

I.ii.	In light of the circumstances listed above and because it is not in the best interest of the Company to postpone the implementation of the transaction that will result in the merger of the shares issued by the Company by Votorantim Celulose e Papel S.A. (VCP), the Board of Directors of the Company decided, in a meeting held on July 14, 2009, to call an Extraordinary General Shareholders Meeting of Aracruz Celulose S.A., with the specific purpose of deliberate on the reversion of the decision taken in the Extraordinary General Shareholders Meeting of the Company held on May 30, 2009, that voted for the conversion of all preferred shares issued by Aracruz, of both Classes, into Common shares also issued by the Company

I.iii.	Therefore, this General Shareholders’ Meeting decided to revert the decision taken on May 30, 2009, thus cancelling the conversion of all 577,163,421

Preferred Class “A” and Class “B” Shares issued by the Company into Common shares of the Company, making such conversion null and void, for all purposes.

I.iv.	As a result of the decision referred to in the preceding item the issuance of 525,218,713 Common shares of the Company, which would be attributed to the holders of Class “A” and Class “B” Preferred Shares as a consequence of the conversion, is also hereby cancelled.

II.	Reversion of the Amendments to the Company’s By-Laws

II.i.	Having the conversion of Preferred Class “A” and Class “B” Shares into Common shares of the Company been cancelled, it was decided that the amendments to the Company’s By-Laws approved on May 30, 2009 should also be cancelled, thus restoring the text ot the By-Laws effective until May 30, 2009, as follows:

II.i.i.	Section 5 and its paragraphs:

“Section 5:	The underwritten capital stock is de R$ 2,871,781,288.11 divided into 1,032,554,120 nominative shares, with no face value, of which 455,390,699 are common shares and 577,163,421 are class-‘A’ and class-‘B’ preferred shares.

	Paragraph 1 –	The underwritten capital stock may be increased up to R$ 5,000,000,000.00 regardless of any alteration in the by-laws following a decision by the Board of Directors after a proposal from the Board of Officers, except when the underwriting of shares is intended for the realization of assets, in which case an approval by the Annual Stockholders’ Meeting is required.

	Paragraph 2 –	Increases in capital may occur without obeying the previously existing proportion between the different types and classes of shares.

	Paragraph 3 –	It is the responsibility of the Annual Stockholders’ Meeting to deliberate about the matter mentioned in the above Paragraph.

	Paragraph 4 –	The number of non-voting preferred shares, or of those subject to restrictions when exercising the right to vote, may not exceed 2/3 of the total shares issued, exclusive of the special legislation provisions concerning fiscal incentives.

	Paragraph 5 –	Splitting shall always be made of the same type and class of the split shares; increases in capital arising from capitalization of reserves as an effect of indexing the realized capital shall be carried out without changes in the number of shares issued. Distribution of new shares resulting from the increase of capital through the capitalization of profits and reserves not resulting from the aforementioned capitalization shall be carried out, as to common shares, by the distribution of the same type shares, and, as to preferred shares, by the distribution of class-‘B’ preferred shares.”

II.i.ii.	Restoration of Sections 7 and 9, renumbering the subsequent Sections:

“Section 7:	Preferred shares shall not be entitled to voting right, but they will receive a dividend of 10% (ten percent) higher than the dividend attributed to each common share, and the priority in the capital reimbursement, in the event of liquidation of the Corporation.

	Paragraph 1 -	Without prejudice of the provisions set forth in the “caput” of this Section, the “A” class preferred shares will have priority in receiving a minimum dividend of 6% (six percent) per year, computed on the value of the capital they represent and divided between them in equal amounts.

	Paragraph 2 –	‘B’ Class preferred shares, albeit entitled to dividends, which shall be calculated according to the provision set forth in the “caput” of this article, will not have priority in receiving dividends.

	Paragraph 3 –	‘A’ Class preferred shares may be converted into ‘B’ class preferred shares, and the cost of the conversion shall be paid by the shareholder interested.”
[...]

“Section 9:	Each class of shares shall have its own set of numbers.”

II.i.iii.	The wording of item II of the former Section 27 is hereby restored:

“II -

25% (twenty-five per cent), minimum, for the mandatory payment of dividends to the shareholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.”

III.	Election of members of the Board of Directors

III.i.	In order to comply with Section 18, caput, of the Company’s By-laws, combined with Section 150 of Law nr. 6,404/76, the election of SÉRGIO DUARTE PINHEIRO, Brazilian, married, engineer, bearer of the Identity Card RG nr. 14.122.965-2 SSP/SP and of CPF/MF nr. 108.435.178-16, domiciled in the City of São Paulo - SP, at Rua Amauri nr. 255 – 13th floor, as a standing member of the Company’s Board of Directors is hereby confirmed.

III.ii.	The Chairman of the Meeting informed that the members of the Board of Directors Gilberto Lara Nogueira, Wang Wei Chang and Sérgio Duarte Pinheiro have appointed as their alternate Mr. Mauricio Aquino Halewicz, Brazilian, single, accountant, bearer of the Identity Card RG nr. 7049172823 - SSP-RS and of CPF/MF nr. 694.701.200-78, domiciled in the City of São Paulo- SP, at Avenida Paulista, 2439 – 11th floor, hereby elected by the General Shareholders Meeting with the duty to replace the above mentioned Board members in the meetings of the Board of Directors.

III.iii.	The standing and alternate Board Members hereby elected shall perform their duties until the acceptance of office by their substitutes, to be elected by the Ordinary General Shareholders Meeting that will deliberate with respect to the financial statements of the year 2010, and will be entitled to a compensation identical to that attributed to the other members of the Board of Directors.

São Paulo, July 30, 2009.

Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer